Exhibit 99.1

SINA Appoints Charles Chao to Chairman and CEO and Plans Charity Foundation

SHANGHAI, Aug. 31, 2012 /PRNewswire-Asia/ — SINA Corporation (NASDAQ GS: SINA), a leading online media company serving China and the global Chinese communities, today announced the resignation of Yan Wang as chairman of the board and the appointment of Charles Chao as chairman of the board and Chief Executive Officer of the Company effective immediately.  SINA also announced that it plans to set up a charity foundation and that Mr. Wang will lead the effort.  Mr. Wang will remain as a director on SINA’s board.

“In the last three years, Charles has transformed SINA from a leading portal to a leading digital media company powered by both a leading portal and a leading social media platform.  I am confident that his strong and visionary leadership will take SINA’s Internet platform to the next level,” said Mr. Wang.

“On behalf of the Board and management, I would like to express my sincere gratitude to Yan Wang for his distinguished service as one of the founding members of SINA Internet business and as chairman of the Board,” said Charles Chao.  “Over the past several years, Mr. Wang has devoted most of his time and effort to charity work in China.  We are grateful that Mr. Wang will lead SINA’s charity effort and help the Company contribute to a better society.”

Mr. Chao has served as a director and the Company’s Chief Executive Officer since May 2006. Previously, he served as SINA’s President since September 2005, as SINA’s Chief Financial Officer from February 2001 to May 2006, as SINA’s Co-Chief Operating Officer from July 2004 to September 2005, as SINA’s Executive Vice President from April 2002 to June 2003 and as SINA’s Vice President, Finance from September 1999 to January 2001.

About SINA

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA.cn (mobile portal) and Weibo.com (social media) enable Internet users to access professional media and user generated content in multi-media formats from the web and mobile devices and share their interests to friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region specific websites and a range of complementary offerings. SINA.cn provides information and entertainment content from SINA portal customized for WAP users. Based on an open-platform architecture to host organically developed and third-party applications, Weibo.com is a form of social media, featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on our platform.

Through these businesses and properties and other business lines, we offer an array of services including mobile value added services (“MVAS”), online video, music streaming, online games, photo sharing, blog, email, classified listings, fee-based services, e-commerce and enterprise services. We generate the majority of our revenues from online brand advertising, MVAS and fee-based services.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release).  SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the current global financial and credit market crisis and its impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the Company’s quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, any failure to successfully develop, introduce, drive adoption of or monetize new features and products, including Weibo.com and MVAS products, the Company’s reliance on mobile operators in China to provide MVAS, changes by mobile operators in China to their policies for MVAS, any failure to successfully integrate acquired businesses, risks associated with its investments, including equity pick-up and impairment, and any failure to compete successfully against new entrants and established industry competitors.  Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2011 and its other filings with the Securities and Exchange Commission.

Contact:

Investor Relations
SINA Corporation
Phone: 8610-82628888 x 3112
Email: ir@staff.sina.com.cn